Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 10, 2013

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the three and nine-month periods ended July 31, 2013, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the year ended October 31, 2012 and the condensed interim financial statements for the three and nine-month periods ended July 31, 2013.

The condensed interim financial statements for the three and nine-month periods ended July 31, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) except for the new standards and interpretations effective November 1, 2012. All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s past exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

EXPLORATION AND EVALUATION ASSETS

Strange Lake Rare Earth Project, Québec

The Strange Lake property comprises a total of 504 claims all located in Québec. A total of 66 claims were allowed to be dropped in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 22,480 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

On December 17, 2012, Quest filed on SEDAR a National Instrument 43-101 compliant technical report that disclosed a revised resource estimate for the B-Zone REE deposit. The report, prepared by Micon International Limited of Toronto, Ontario, was based on all 2009 to 2011 diamond drill results obtained over the deposit. As previously announced (see Press Release : October 31, 2012), the technical report contained a greatly enlarged Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, compared to that previously reported.

The base case resource was estimated using a total rare earth oxide (TREO+Y) cut-off grade of 0.5% TREO (Table 1) and represents sufficient Indicated Resource to satisfy a minimum 25 year open pit production model established for Quest’s B-Zone Preliminary Economic Assessment (PEA) study (see Press Release : September 9, 2010). At this cut off, the B-Zone hosts an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O5) and 0.05% hafnium oxide (HfO2) and a heavy rare earth oxide (HREO)/TREO ratio of 38% and a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO+Y, 1.71% ZrO2, 0.14% Nb2O 5 and 0.05% HfO2. Contained within the Indicated Resource is a near-surface higher grade “Enriched Zone” (previously named the “Pegmatite Spine”) containing 20.0 million tonnes at 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O5 and 0.06% HfO2 and a HREO/TREO ratio of 50%. A lower grade Granite Domain within the Indicated Resources contains 258.1 million tonnes at 0.89% TREO+Y, 1.87% ZrO2, 0.16% Nb2O5 and 0.05% HfO2.

Table 1 – B Zone Mineral Resource Estimate

Domain	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2 O5%
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34
Granite Domain	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39%	1.92	0.05	0.18
INFERRED
Granite Domain	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14

Current Exploration Work

Quest has completed several assessment reports which are being filed with the Quebec Government authorities.

All field preparations for the environmental program at Strange Lake are completed. An environmental program was undertaken in August of this year and has been substantially completed.

Future Exploration Work

A property visit is being prepared by Quest geologists. This site tour will consist of an outcrop and drill-core sampling program. All samples will be shipped to McGill University students and will be used in their respective research. As well, some of the old Iron Ore Company drill core, located in Goose Bay, will be reviewed by a McGill student as part of due diligence research.

Pre-Feasibility Study (“PFS”) Work

Process Plant Engineering

The design of the flow sheet for the Strange Lake mining operation, the logistics and the hydrometallurgical processing plant were frozen in July 2013 to give sufficient time for the engineering contractors to complete the engineering and provide PFS level capital cost estimates for the entire project. The first pass of the cost review is underway and is expected to be completed shortly.

PFS Peer Review

SGS Lakefield was contracted for peer review of the entire flow sheet and PFS. The Helmholtz Institute for Resource Technology in Germany was contracted for peer review of the front end of the mining and processing flow sheet. Helmholtz Institute is expected to provide suggestions for pilot scale projects for process improvements and beneficiation options. In parallel, an assessment of funding opportunities related to collaboration with Helmholtz Institute and industrial partners in Germany and elsewhere in Europe is under way. The German government and the EU are actively seeking opportunities to support and connect local research organizations and companies in the field of rare earth exploration, mining and materials refining with Canadian (and other) partners.

Development Project Financial Modeling

Elegen Consulting was engaged to develop a fully integrated financial model for the Quest mining and refining processes, including sensitivities with respect to variations in sales price, capital and operational cost, process modifications and logistics options, as well as various organizational structures which can affect tax and royalty requirements.

Intellectual Property Protection

Together with Quest’s legal counsel, the proprietary nature of Quest’s flow sheet design is being assessed. The first patent search has been completed and the definition of claims and a preliminary judgment about the probability of success of a patent application will be made shortly.

Project Risk Assessment

A risk assessment workshop was conducted with participation by Aecom and Hatch. The results will be integrated into the PFS and provide information as to the impact on the entire project.

Metals Marketing and Material Off-Take Negotiations

Quest and TAM Ceramics LLC of Niagara Falls, New York recently entered into a non-binding Letter of Intent with respect to the purchase by TAM of all of Strange Lake’s annual zirconia production (see Press Release : July 9th, 2013). The LOI specifies that TAM will agree to purchase from Quest up to 24,000 tonnes of zirconia annually which Quest expects to mine from its Strange Lake deposit, and that Quest will deal exclusively with TAM for the sale of this quantity of product. This constitutes 100% of Quest’s anticipated annual zirconia production from Strange Lake. The purchase and sale of zirconia contemplated by the LOI is subject to the execution of a definitive agreement between Quest and TAM which will include, among other things, the price of all zirconia to be sold and other material terms and conditions of the transaction. Quest and TAM have agreed to negotiate the definitive agreement in good faith, with a view to executing it as soon as possible, but in any event no later than December 31, 2014. The LOI provides that the definitive agreement will have an initial term of five years, with five possible renewal terms of five years each, for a total potential contract term of 30 years, covering the anticipated minimum 30-year production life for the Strange Lake deposit. Quest recently provided zirconia filter cake material to TAM Ceramics for quality evaluation.

Alterra - Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at July 31, 2013, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2012 – 40,000 common shares at a price of $1.887 per share) and incurred $751,572 in exploration expenditures (October 31, 2012 – $751,572).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Current Work and Future Exploration Activities

Quest is currently evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Misery Lake Rare Earth Project, Québec

The Misery Lake Property consists of a single claim block comprising 1,030 claims in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 50,053 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

In early April 2013, Abitibi Geophysics of Val D’Or, Québec completed a GPS-integrated, ground magnetic geophysical survey over the entire Misery Lake Intrusion. A total of 470.5 line-km was completed between March 20 and April 6, 2013. The report and a 3D inversion model were completed at the end of April 2013. During June, a meeting was held with Abitibi Geophysics to review the data and to discuss the results of this survey. Several short to moderate wavelength magnetic anomalies were identified from the present ground magnetic survey. High quality displays of the Total Magnetic Field, the residual anomaly and its derivatives were generated in order to highlight subtle magnetic trends and to improve the magnetic picture of the Misery Lake property (Figure 1). In this report, an unconstrained magnetic inversion model was performed on the ground magnetic data. Upward continued residual magnetic data to 2.2 m elevation was used as input for producing a 3D magnetic susceptibility model. The 3D inversion model returned a strong magnetic feature located in the middle of the intrusion (Figure 2) that has not been assessed geologically but this in result provides us with additional rare earth targets for future exploration.

Figure 1 – 2013 Misery Lake, Reduction to the Pole of Residual Magnetic Field

Figure 2 – 2013 Misery Lake, Magnetic Susceptibility, Vertical Section

Future Work

Final results of the winter 2013 ground magnetics survey were incorporated into Quest’s geophysical, geological and drilling compilation. This compilation will be used to provide new targets for future exploration work at the Misery Lake Project. A budget for a winter drilling program is currently being formulated.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Project Evaluation and Project Development (PE&PD), Rare Metals, Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest decided to add new rare metals projects to its existing project portfolio. Quest has acquired several geological databases covering all of Eastern Canada. Quest’s goal is to generate new rare earth projects with a particular focus for the following commodities: molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), and tantalum (Ta).

Current Work

During the three-month period ended July 31, 2013, several confidentiality agreements were signed with prospectors and junior exploration companies on several prospects in New Brunswick, Nova Scotia and Newfoundland and Labrador. Databases were obtained from all project owners. Field evaluations were performed on each project by Quest exploration crews and several grab samples were collected and submitted to an analytical laboratory. As well, where diamond drilling activities occurred, historical drill-core was evaluated and all drill holes were compiled into a technical database. Following these first field evaluations and receipt of analytical results from the samples collected, projects opportunities showing the best potential were compiled in greater detail and a second field evaluation was initiated. Assessment reports were developed for the most promising prospects in which recommendations for further project evaluation or project acquisition were made.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2013			Year ended October 31, 2012				Year ended October 31, 2011
	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $
Revenues (Operator fees)	—	—	—	43	—	59,948	—	—
Net loss and total comprehensive loss	(1,178,527)	(1,042,041)	(927,071)	(1,153,597)	(1,118,348)	(1,971,430)	(557,870)	(1,905,767)
Basic and fully diluted net income (loss) per share	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Three-month period ended July 31, 2013 compared with the three-month period ended July 31, 2012

For the three-month period ended July 31, 2013, the Corporation did not earn any operator fees on the Alterra – Strange Lake Project (2012 – nil).

Expenses for the three-month period ended July 31, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $1,256,085 as compared to $1,228,272 for the three-month period ended July 31, 2012.

For the three-month period ended July 31, 2013, the Corporation reported a net loss of $1,178,527 as compared to a net loss of $1,118,348 for the three-month period ended July 31, 2012, after a future income tax recovery of nil (2012 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $718,706 (2012 – $1,153,112). The decrease of $434,406 related to the following variations:

•

Professional fees increased by $115,475 to $138,029 (2012 – $22,554) and related mainly to higher legal and accounting fees incurred during the three-month period as compared to the same three-month period in 2012.

•

Investor relations expenses totaled $259,908 compared to $414,512 for the three-month period ended July 31, 2012. The net decrease of $154,604 related mainly to decreased shareholder communication and corporate development expenses and the initial costs related to the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $395,277 to $320,769 for the three-month period ended July 31, 2013 (2012 – $716,046) and consisted primarily of the in stock-based compensation costs of $365,275. The components of this variation were detailed in Note 5 to the Condensed Interim Financial Statements.

Exploration costs related to mining properties and exploration expenditures, which include acquisition costs as well as costs relating to research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred. During the three-month period ended July 31, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $537,379 (2012 – $75,160) in impairment charges on its exploration and evaluation assets. Included in the impairment charge was $340,765 related to the Corporation’s decision not to renew any of the Strange Lake Newfoundland and Labrador property claims as detailed in Note 4 to the Condensed Interim Financial Statements.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $3,332,598 for the three-month period ended July 31, 2013 (2012 – $4,879,162) and consisted of $3,284,846 (2012 – $4,788,737) in exploration expenses; $30,143 in acquisition costs (2012 – $90,425); and $17,609 (2012 – $17,720) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $79,507 (2012 – $1,240,000) relating to these expenditures.

For the three-month period ended July 31, 2013, finance income totaled $78,558 compared to $119,324 for the three-month period ended July 31, 2012. The net decrease of $40,766 was as a result of the decrease in funds on deposit during the three-month period ended July 31, 2013 as compared to the three-month period ended July 31, 2012.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2013, the fair value of the investments held for trading was $1,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $1,000 compared to an unrealized loss of $9,400 for the three-month period ended July 31, 2012.

Nine-month period ended July 31, 2013 compared with the nine-month period ended July 31, 2012

For the nine-month period ended July 31, 2013, the Corporation did not earn any operator fees on the Alterra-Strange Lake Project (2012 – $59,948).

Expenses for the nine-month period ended July 31, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $3,341,940 as compared to $4,459,975 for the nine-month period ended July 31, 2012.

For the nine-month period ended July 31, 2013, the Corporation reported a net loss of $3,147,639 as compared to a net loss of $3,647,648 for the nine-month period ended July 31, 2012, after a future income tax recovery of nil (2012 – $330,327). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $2,560,607 (2012 – $4,348,440). The decrease of $1,787,833 related to the following variations:

•	Professional fees decreased by $196,086 to $388,337 (2012 – $584,423) and related mainly to lower legal and accounting and consulting fees.

•

Investor relations expenses totaled $1,187,754 compared to $1,629,993 for the nine-month period ended July 31, 2012. The net decrease of $442,239 related mainly to lower investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the initial costs related to the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $1,149,508 to $984,516 for the nine-month period ended July 31, 2013 (2012 – $2,134,024). The main components of this variation consisted of an increase in administrative salaries and employee benefits due mainly to addition of administration personnel; an increase in office expenses due to higher costs and increased activities; an increase in recruitment costs as a result of succession planning; offset by a decrease in stock-based compensation costs as a direct result of the number and vesting period of stock options granted during the nine-month period ended July 31, 2013 as compared to the nine-month period ended July 31, 2012.

Exploration costs related to mining properties and exploration expenditures, which include acquisition costs as well as costs relating to research and analyzing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, compiling pre-feasibility and feasibility studies and related share-based compensation costs, are capitalized on the basis of areas of geological interest until the mining properties to which they relate are placed into production, or impaired. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if impaired. General exploration costs not related to specific mining properties or those incurred before the Corporation has obtained legal rights to explore an area are expensed as incurred. During the nine-month period ended July 31, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $781,333 (2012 – $111,535) in impairment charges on its exploration and evaluation assets. Included in the impairment charge was $340,765 related to the Corporation’s decision not to renew any of the Strange Lake Newfoundland and Labrador property claims as detailed in Note 4 to the Condensed Interim Financial Statements.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 4 to the July 31, 2013 condensed interim financial statements totaled $13,749,392 for the nine-month period ended July 31, 2013 (2012 – $12,570,175) and consisted of $13,556,022 (2012 – $12,389,012) in exploration expenses; $85,255 (2012 – $181,163) in acquisition costs; and $108,115 (2012 – $472,735) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $2,414,507 (2012 – $3,809,960) relating to these expenditures.

For the nine-month period ended July 31, 2013, finance income totaled $202,551 compared to $426,752 for the nine-month period ended July 31, 2012. The net decrease of $224,201 was as a result of the increase in funds on deposit during the nine-month period ended July 31, 2013 as compared to the nine-month period ended July 31, 2012.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at July 31, 2013, the fair value of the investments held for trading was $1,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $8,250 compared to an unrealized loss of $4,700 for the nine-month period ended July 31, 2012.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including:

the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures; and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation largely depends on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

In August 2013, the Corporation signed a letter of intent with Investissement Québec (IQ) whereby IQ would loan Quest up to 75% of outstanding tax credits owed to the Corporation. The formal loan agreement is expected to be signed in September 2013.

Management is of the opinion that, with the loan agreement with Investment Québec regarding the tax credit receivables and the new equity financing completed in July 2013, the Corporation has sufficient funds to meet its obligations and budgeted expenditures through the next twelve months.

Nine-month period ended July 31, 2013 compared with the nine-month period ended July 31, 2012

The Corporation’s main sources of funding are equity markets, and the exercise of outstanding warrants and options.

As at July 31, 2013, the Corporation had a total of $11,230,797 in cash and cash equivalents compared to $27,097,080 in cash and cash equivalents as at July 31, 2012, of which $2,235,948 (2012 – nil) was restricted in use for exploration expenditures pursuant to flow-through agreements; nil (2012 – $5,973,884) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities; and $1,500 (2012 – $8,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprises most of Quest’s invested capital, presents no significant risk.

On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948 of which $1,742,297 was allocated to common shares and $493,651 to premium liabilities and issuing 1,012,000 units at a price of $0.50 per unit for gross proceeds of $506,000. Each unit was comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants. In connection with the private placement, the Corporation issued broker compensation options entitling the agents to purchase a maximum of 203,094 shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083 allocated to contributed surplus and paid cash commission to agents of $224,996, issued broker compensation warrants of $71,083 and incurred other professional fees and expenses of $144,145 for a total of $440,224 which has been prorated between the share capital, warrants and premium liabilities of $349,360 and $11,606 and $79,258 respectively.

During the nine-month period ended July 31, 2013, the Corporation received cash proceeds of $12,000 from the exercise of stock options (2012 – $11,000).

The Corporation has no long-term borrowings.

Based on its planned expenditures, the Corporation has sufficient funds for the conduct of business as currently contemplated for the remainder of fiscal 2013.

Outstanding Share Data

As at September 10, 2013, there were 67,237,044 common shares, stock options in respect of 4,675,834 common shares, warrants in respect of 506,000 common shares, broker compensation options in respect of 203,094 common shares and 150,000 deferred share units outstanding.

Commitments

The Corporation has leases for its premises and other operating leases as detailed in Note 9 of the financial statements for the year ended October 31, 2012. During the three-month period ended July 31, 2013, the Corporation did not enter into any new material leases or commitments.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and nine-month periods ended July 31, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $56,250 respectively (2012 – $18,750 and $18,750 respectively).

During the three and nine-month periods ended July 31, 2013 and 2012, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2013, the total amount for such services provided was $149,578, of which $59,745 was recorded in professional fees, $68,638 was recorded in share issue costs and $21,195 was recorded in exploration and evaluation assets (2012 – $99,766, of which $56,482 was recorded in professional fees and $43,284 was recorded in exploration and evaluation assets). For the nine-month period ended July 31, 2013, the total amount for such services provided was $451,573, of which $177,488 was recorded in professional fees, $19,586 was recorded in investor relations, $68,638 was recorded in share issue costs and $185,861 was recorded in exploration and evaluation assets (2012 – $397,039, of which $270,947 was recorded in professional fees, $30,364 was recorded in investor relations and $95,728 was recorded in exploration and evaluation assets). As at July 31, 2013, an amount of $84,013 (October 31, 2012 – $106,056) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

During the three-month period ended January 31, 2013, the Corporation entered into non-interest bearing on-demand loans with a director as well as with an officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s policies governing the sale of the Corporation’s securities on the open market prohibited the borrowers from selling the shares acquired. As at July 31, 2013, the amounts included in commodity taxes and other receivables in respect of these loans, were $77,151 and nil respectively (October 31, 2012 – nil and nil respectively).

Excluding the amounts reported above, during the three and nine-month periods ended July 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended July 31,		Nine months ended July 31,
	2013 $	2012 $	2013 $	2012 $
Salaries and employee benefits	160,749	183,731	521,977	538,345
Directors’ fees	53,750	61,250	161,250	158,750
Stock compensation	12,164	319,219	22,832	963,399

	226,663	564,200	706,059	1,660,494

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at July 31, 2013. The Corporation’s cash and cash equivalents are deposited with major Canadian chartered banks and financial institutions and are held in highly-liquid investments. The Corporation’s receivables principally consist of commodity taxes receivable and tax credit receivables, and are therefore not subject to significant credit risk.

The rates as at July 31, 2013 for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2012 – range of 1.20%-1.50%) and 0.10% (October 31, 2012 – 0.10%), respectively.

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation does not have any interest-bearing debt. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate. Based on the exposures to cash and cash equivalents as at July 31, 2013 and assuming that all other variables remain constant, an increase or decrease of 100 basis points in the interest rate during the quarter would result in a decrease or increase of $2,808 respectively in comprehensive loss before income taxes.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s condensed interim financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the financial statements for the year ended October 31, 2012.

Changes in Accounting Policies

The Corporation’s critical accounting policies are disclosed in Note 3 of the financial statements for the year ended October 31, 2012.

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

NEW IFRS STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are discussed in Note 4 of the financial statements for the year ended October 31, 2012.

Risk Factors

Resource exploration is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2012. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2012 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation was carried out by management on the effectiveness of the Corporation’s internal controls over financial reporting as at October 31, 2012 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal controls over financial reporting were effective as at October 31, 2012.

There have been no changes in the Corporation’s internal controls over financial reporting during the three-month period ended July 31, 2013 that materially affected, or are reasonably likely to affect, the Corporation’s internal controls over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.